Ritter Pharmaceuticals, Inc.

1880 Century Park East, Suite 1000

Los Angeles, CA 90067

(310) 203-1000

August 19, 2016

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director

Re:	Ritter Pharmaceuticals, Inc. – Request for Acceleration
Registration Statement on Form S-3
File No. 333- 213087

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ritter Pharmaceuticals, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333- 213087) (the “Registration Statement”), so that it may become effective at 4:30 p.m. Eastern Standard Time on August 23, 2016, or as soon thereafter as practicable.

The Registrant hereby authorizes each of Michael Sanders, Esq., David T. Mittelman, Esq. and Wendy Grasso, Esq. of Reed Smith LLP, attorneys for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

i.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

ii.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

iii.	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Wendy Grasso at (212) 549-0216 or, in her absence, Mr. Sanders at (310) 734-5232 or Mr. Mittelman at (415) 659-5943.

RITTER PHARMACEUTICALS, INC.

By:	/s/ Michael D. Step
Michael D. Step
Chief Executive Officer

Cc: Dorrie Yale, SEC Staff